VALTUS CAPITAL GROUP, LLC

FINANCIAL STATEMENTS

AND

ACCOMPANING SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

DECEMBER 31, 2023

VALTUS CAPITAL GROUP, LLC

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67754

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Valtus Capital Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3993 Howard Hughes Pkwy, Suite #140
(No. and Street)

Las Vegas	NV	89169
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Viney singal	(310) 497-2806	viney@valtuscapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Viney Singal, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Valtus Capital Group, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

ALEXANE LOPEZ
Notary Public-State of Nevada
Appointment No. 18-4410-1
My Appointment Expires July 12, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Member's of Valtus Capital Group, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Valtus Capital Group, LLC as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Valtus Capital Group, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Valtus Capital Group, LLC's management. My responsibility is to express an opinion on Valtus Capital Group, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Valtus Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Valtus Capital Group, LLC's financial statements. The Supplemental Information is the responsibility of the Valtus Capital Group, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Valtus Capital Group, LLC's auditor since 2008.
Tarzana, California
February 14, 2024

VALTUS CAPITAL GROUP, LLC

Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$ 2,347,896
Account receivable	73,902
Investment	305,868
Right of use asset/office lease	32,817
Property and equipment, net of accumulated depreciation of $108,102	55,630
Other assets	26,759
Total assets	$ 2,842,872

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable	$ 30,552
Due to related party	25,000
Accrued Expenses	830,912
Office lease liability	36,651
Total liabilities	$ 923,115
MEMBER'S EQUITY:	
Member's equity	1,919,757
Total member's equity	$ 1,919,757
Total liabilities and member's equity	$ 2,842,872

VALTUS CAPITAL GROUP, LLC

Statement of Income
For the year ended December 31, 2023

Revenue:		
Advisory fee income	$	5,069,191
Interest income		37,975
Loss on the disposal of fixed asset		(19,486)
Unrealized Gain		11,939
Total income		5,099,619
Expenses:		
Marketing		55,960
Wages and benefits		1,893,388
Depreciation		16,118
Professional dues		64,034
Insurance		10,431
Occupancy		135,454
Professional fees		426,097
Travel and entertainment		217,172
Other general and administrative expenses		212,986
Total expenses	$	3,031,640
NET INCOME	$	2,067,979

The accompanying notes are an integral part of these financial statements

VALTUS CAPITAL GROUP, LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2023

		Total Member's Equity
Beginning balance January 1, 2023	$	1,851,778
Capital withdrawals		(2,000,000)
Net income		2,067,979
Ending balance December 31,2023	$	1,919,757

The accompanying notes are an integral part of these financial statements

VALTUS CAPITAL GROUP, LLC

Statement of Cash Flows
For the year ended December 31, 2023

Net income	$	2,067,979
Adjustment to reconcile net income to net cash provided by operating activities		
Unrealized Gain		(11,939)
Depreciation		16,118
Loss on the disposal of fixed asset		19,486
Cash Flow from Operating Activities:		
(Increase) decrease in:		
Account receivables		(64,609)
Other assets		(9,098)
Increase (decrease) in:		
Account payable		27,522
Accrued expenses		232,764
Total adjustments	$	210,244
Net cash provided by operating activities	$	2,278,223
Cash Flow from Investing Activities		
Proceeds from sales of fixed assets		49,395
Purchase of fixed assets		(58,558)
Net cash used in investing activities	$	(9,163)
Cash Flow from Financing Activities		
Capital withdrawals		(2,000,000)
Net cash used in financing activities	$	(2,000,000)
Increase in cash and cash equivalents	$	269,060
Cash and cash equivalents-beginning of period		2,078,836
Cash and cash equivalents-end of period	$	2,347,896
Supplemental disclosure of cash flow information		
Cash paid for:		
Interest	$	-
Income taxes	$	-

Valtus Capital Group, LLC

Notes to Financial Statements
December 31, 2023

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATIONAL AND GENERAL MATTERS:

Valtus Capital Group, LLC (the "Company") was formed in Nevada on October 19, 2007 and is approved as a securities broker dealer by the Securities and Exchange Commission, The Financial Industry Regulatory Authority Dealers and the State of Nevada.

The company is a Limited Liability Company, wholly owned by its member, Viney Singal.

The company operates on a limited disclosed basis with no clearing firm requirements; it offers investment-banking services in a variety of industries.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affects the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Revenue Recognition:

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

The following is a description of activities - separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property Equipment is recorded at cost and depreciated using an accelerated method over estimated useful lives of 3-7 years. Management does not believe the differences in depreciation methods are significant. Expenditures for major renewable and improvements are capitalized while minor replacements, maintenance and repairs, that do not improve or extend the life of such assets are charged to expense. Gains or losses on disposal of property and equipment are reflectedin operations. Purchases greater than $1,000 are capitalized.

Property and equipment consist of the following on December 31, 2023:

Automobile	$	58,558
Office equipment		105,176
Less: accumulated depreciation		(108,102)
Total Fixed Assets net		55,630

Depreciation expense for year-end December 31, 2023, was $16,118.

Concentrations of Credit Risk:

The Company is engaged in various activities. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation $250,000 per institution per depositor.

Three clients accounted for 69% of the total revenues.

Lease Commitments:

In February 2022 the company signed a 26-month lease extension for office space.
Future minimum lease payments are as follows:

Year Ending 2024 $24,881

Rent Expense for the year ending Dec. 31st, 2023, was $135,454.

Valtus Capital Group, LLC

Notes to Financial Statements
December 31, 2023

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

General:

The management has reviewed the results of operations for the period of time from its year end December 31, 2023, through February 14, 2024, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred.

The Company is a limited liability company with no federal or state income tax due. The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2020, 2021, and 2022.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The investment of $305,868 on December 31st, 2023, is considered level 3. The investment is units of a limited liability company interest.

Foreign Currency Translation Gains/Losses:

The Company has adopted Accounting Standards Codification (ASC830) "Foreign Currency". Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at rates of exchange in effect at the balance sheet date. Gains or losses are included in income for the year, except gains or losses relating to long-term debt which are deferred and amortized over the remaining term of the debt. Non-monetary assets, liabilities and items recorded in income arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction. The Company's functional currency is the U.S. dollar.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (SEC Rule 15c3-l) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ration or aggregate indebtedness to net capital. On December 31, 2023, the Company had net capital of $1,433,924 which is $1,374,571 in excess of the minimum net capital (which is the greater of $5,000 or 6 2/3 of aggregated indebtedness). $59,353 required and its ratio of aggregated indebtedness $890,298 to net capital was 0.62 to 1 which is less than the 15 to 1 maximum ratio of a broker dealer.

Valtus Capital Group, LLC

Notes to Financial Statements
December 31, 2023

Note 3: COMMITMENT AND CONTINGENCIES

During the year and at year ended December 31st, 2023 the Company was not subject to any litigation and/or legal matters.

Note 4: RELATED PARTIES

The Company owed $25,000 to its member at December 31, 2023.

Note 5: EMPLOYEE RETENTION CREDIT

On August 31, 2023 the company received $40,856 from the Internal Revenue Service for filing an employee retention credit claim.

VALTUS CAPITAL GROUP, LLC

Statement of Net Capital
For the year ended December 31, 2023

Members' equity, December 31, 2023		$ 1,919,757
Subtract - Non allowable assets:		
	Accounts Receivable	73,902
	Fixed assets	55,630
	Non marketable Investment	305,868
	Other assets	26,759
Tentative net capital		$ 1,457,598
	Haircuts	23,674
	NET CAPITAL	$ 1,433,924
Statutory Minimum Net Capital		$ 5,000
$6^{2}/_{3}$ % of Aggregate Indebtedness		59,353
Greater of above two		$ 59,353
	Excess Net Capital	$ 1,374,571
Aggregate indebtedness		890,298
Ratio of aggregate indebtedness to net capital		62.09%
Reconciliation		
	Net Capital - original Dec 2023 Focus Report	$ 2,287,388
	Accounts Receivable Correction	$ 62,115
	Other Assets Correction	(24)
	Bonus Payroll Accrual	(893,027)
	Accounts Payable Correction	(22,528)
	NET CAPITAL - Audited	$ 1,433,924

The accompanying notes are an integral part of these financial statements

Valtus Capital Group, LLC

Schedule II - Determination of Reserve Requirements
Under Rule 15c3-3(e)
December 31, 2023

Valtus Capital Group, LLC has no reserve deposit obligations under SEC 15c3-3(e) because it isa "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Valtus Capital Group, LLC

Schedule III - Information Related to Possession or Control Requirements Under Rule 15c3-3(b)
December 31, 2023

Valtus Capital Group, LLC has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Valtus Capital Group, LLC Exemption Report

We, as members of the management of Valtus Capital Group, LLC (the "Company") are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent year ended December 31, 2023. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3. The Company limits its business activities to merger and acquisition advisory services, private placement of securities, and other financial advisory services.

The Company has maintained compliance with the above throughout the year ended December 31, 2023, without exception.

Valtus Capital Group, LLC

Viney Singal, President
February 14, 2024

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Valtus Capital Group, LLC
Las Vegas, Nevada

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Valtus Capital Group, LLC, stated that Valtus Capital Group, LLC's, business activities are limited to providing private placements of securities, merger and acquisition advisory services, and other financial advisory services and that it has not held customer funds or securities and that Valtus Capital Group, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on April 4, 2014. Valtus Capital Group, LLC also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2023, without exception. Valtus Capital Group, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Valtus Capital Group, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 14, 2024